News Release

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF 2014 THIRD QUARTER FINANCIAL RESULTS

THURSDAY, NOVEMBER 6, 2014 AT 11:00 AM (ET)

October 8, 2014 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its 2014 third quarter financial results will be released prior to the market open on Thursday, November 6, 2014. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Thursday, November 6 at 11:00 AM (ET). Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and Brian Kingston, president and chief investment officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldpropertypartners.com, before the market open on November 6, 2014.

To participate in the conference call, please dial toll free 800-967-7135 or toll 719-325-2490, passcode: 1215903, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through December 6, 2014 by dialing toll free 888-203-1112 or toll 719-457-0820, pass code 1215903. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldpropertypartners.com for one year.

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Brookfield Property Partners is a leading owner, operator, and investor in best-in-class real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 47 million square feet of industrial space, 22,000 multi-family units, 11 hotels, and a 100-million-square-foot development pipeline. Our assets are located in North America, Europe, and Australia with a small presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Contact:

Matt Cherry, VP, Investor Relations & Communications

(212) 417-7488; matthew.cherry@brookfield.com